Exhibit 99.5

MakeMyTrip Limited

Separate Financial Statements
March 31, 2021

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Separate Financial Statements

March 31, 2021

Table of Contents	Page
Corporate Data	3
Corporate Governance Report	4 – 12
Commentary of the Directors	13
Certificate from the Secretary	14
Independent Auditors’ Report	15 – 19
Separate Statement of Financial Position	20
Separate Statement of Profit or Loss and Other Comprehensive Income	21
Separate Statement of Changes in Equity	22– 23
Separate Statement of Cash Flows	24
Notes to the Separate Financial Statements	25 – 65

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	-
2	Aditya Tim Guleri	April 03, 2007	-
3	Gyaneshwarnath Gowrea	February 11, 2009	August 20, 2020
4	Rajesh Magow	November 06, 2012	-
5	James Jianzhang Liang	January 27, 2016	-
6	Paul Laurence Halpin	April 30, 2018	-
7	Jane Jie Sun	August 30, 2019	-
8	Cindy Xiaofan Wang	August 30, 2019	-
9	Xing Xiong	August 30, 2019	-
10	Xiangrong Li	September 6, 2019	-
11	Hyder Aboobakar	August 20,2020	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2021, the Company had five (5) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
4.	Ibibo Group Private Limited	March 23, 2012	India
5.	Bitla Software Private Limited	June 29, 2007	India

MakeMyTrip Limited together with its subsidiaries and associates is collectively referred to as “Group”.

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight (8) non-executive directors.

Directors

Independent

1. Aditya Tim Guleri

2. Paul Laurence Halpin

3. Xiangrong Li

Non-Executive

1. Aditya Tim Guleri

2. Cindy Xiaofan Wang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive (Continued)

3. Hyder Aboobakar

4. James Jianzhang Liang

5. Jane Jie Sun

6. Paul Laurence Halpin

7. Xing Xiong

8. Xiangrong Li

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for the directors is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002.

1.

Deep Kalra is our founder, group executive chairman and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive chairman include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 29 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurgaon and also serves on the board of the Gurgaon Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 28 years of experience in the Information Technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.	Rajesh Magow (Continued)

Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and again from June 2017 to February 2021. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

3.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily Information Technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Applitools, Astronomer, Balto, Commerce Fabric, Enable, LeadGenius, Phenom People, Radius, Sedai, Speedscale and SupportLogic. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404, United States.

4.

Cindy Xiaofan Wang was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Wang has served as the chief financial officer of Trip.com since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Trip.com from January 2008. Ms. Wang joined Trip.com in 2001 and has held a number of managerial positions at Trip.com. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. She is an observer on the board of directors of Huazhu Group Limited (NASDAQ:HTHT, SEHK:1179). Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA). The business address of Ms. Wang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

5.

Hyder Aboobakar was appointed to our board of directors on August 20, 2020 and is one of our resident directors in Mauritius. Mr. Hyder is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Hyder served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Hyder has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Hyder is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics and Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals. The business address of Mr. Aboobakar is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, 11324, Mauritius.

6.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong (HKSE:7080). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

7.

Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. The business address of Ms. Sun is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 as a nominee of MIH Internet. He has remained on our board following the completion of the Naspers-Trip.com Transaction as a nominee of Trip.com. Mr. Halpin held various leadership positions in the financial services industry at PwC Dublin, London and Johannesburg during his 25-year career from 1979 until 2004. Between 2004 to 2011, having relocated to Mauritius in 2004, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, and several companies within the Multichoice International Holdings group. His previously held roles include Lloyd’s general representative for Mauritius. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland. He is a Fellow of the Mauritius Institute of Directors and a Member of the Mauritius Institute of Professional Accountants. The business address of Mr. Halpin is Unit 8, East Rock, Coastal Road, Roches Noires, Mauritius.

9.

Xiangrong Li was appointed to our board of directors on September 6, 2019. Ms. Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since September 2016. Ms. Li was employed with Unilever in various positions from 1993 to 2010, including serving as the financial controller for the greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN, merged with Beijing Tourist Hotel (Group) Co. Ltd in 2016) from August 2014 to September 2016. Ms. Li obtained her Bachelor’s degree in International Accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a Master’s degree in Executive Management Business Administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. The business address of Ms. Li is 124, Caobao Road, Shanghai, China.

10.

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com. He joined Trip.com as Senior R&D Director in April 2013 and became the vice president of Technology. and the chief executive officer of the Flight Ticket Group of Trip.com. Prior to working at Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience in the travel industries. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of two members, Xiangrong Li and Aditya Tim Guleri and one non-voting observer, Cindy Xiaofan Wang. The chairman is Xiangrong Li. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Xiangrong Li qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of Xiangrong Li and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	annually reviewing the independence of our independent auditors;
•	reviewing and approving all related party transactions on an ongoing basis;
•	reviewing and discussing the annual audited financial statements with management and our independent auditors;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management and our independent auditors; and
•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, Xiangrong Li, James Jianzhang Liang and Cindy Xiaofan Wang. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of Category 1 Global Business License issued by the Financial Services Commission of Mauritius, is not required under Mauritius Companies Act to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;
•	appointing officers and determining the term of office of officers;
•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 24 of these separate financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our Category 1 Global Business License – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 19 and the separate statement of profit or loss and other comprehensive income is set out on page 21 of these separate financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 16,308 (2020: USD 15,100).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2020 and 2021 are as follows:

(in ‘USD 000’)

Particulars	For the year ended March 31
	2020	2021
Total income	700	-
Total expenses	(35,791)	(1,770)
Finance income	2,620	336
Finance cost	(785)	(2,007)
Share of loss of equity -accounted subsidiaries	(136,913)	(27,669)
Impairment in respect of an equity - accounted subsidiary	(212,734)	-
Share of loss of equity -accounted associates	(36)	(145)
Income tax benefit	-	3,761
Loss for the year	(382,939)	(27,494)

Statement of Directors’ responsibilities in respect of the separate financial statements

Mauritius Companies Act requires the directors to prepare separate financial statements for each financial year, which present fairly the separate financial position, separate financial performance and the separate cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;
•	disclose with reasonable accuracy at any time the financial position of the Company; and
•

would enable them to ensure that the separate financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the separate financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the members of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2021.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: July 13, 2021

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the separate financial statements

Opinion

We have audited the separate financial statements of MakeMyTrip Limited (the Company) set out on pages 20  to 63, which comprise the separate statement of financial position as at 31 March 2021, and the separate statement of profit or loss and other comprehensive income, the separate statement of changes in equity and the separate statement of cash flows for the year then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, these separate financial statements give a true and fair view of the separate financial position of MakeMyTrip Limited as at 31 March 2021, and of its separate financial performance and separate cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' responsibilities for the audit of the separate financial statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Legal proceedings and provision for litigation Refer to notes 3(f) Provisions and contingent liabilities and note 19 Provisions.
Key audit matter	How the matter was addressed in our audit

As at 31 March 2021, the Company carries an amount of USD 30.8 million as a provision in relation to ongoing litigation with respect to a legal dispute against the Company.

The Company records a provision for the anticipated settlement costs of legal disputes against the Company where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome, while the Company discloses a contingent liability where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, unless the probability of outflow of economic benefits is remote.

The primary procedures we performed to address this key audit matter included the following:

•Evaluated the design and implementation and tested the operating effectiveness of certain key controls relating to the Company’s evaluation of the legal dispute, including controls over evaluating the potential outcomes of the legal dispute and determining whether the amount of loss can be reliably estimated.

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the separate financial statements

Key audit matters (Continued)

Legal proceedings and provision for litigation Refer to notes 3(f) Provisions and contingent liabilities and note 19 Provisions.
Key audit matter	How the matter was addressed in our audit

We identified the assessment of the provision related to an ongoing legal dispute against the Company as a key audit matter. The Company’s evaluation of the potential outcomes of the legal dispute, including potential settlements and appeals, involve significant judgement. This required a high degree of auditor judgement and effort in performing audit procedures and evaluating the Company’s assessment of the likely outcome associated with the ongoing legal dispute.

The total investment in subsidiaries balance as at 31 March 2021 was USD 811.5 million of which a significant amount relates to the investment in Ibibo Group Holdings (Singapore) Pte. Ltd (Ibibo Group).

• Evaluated the Company’s assessment regarding the potential outcomes of the legal dispute and the adequacy of the provision recognised by performing the following procedures:

o Inquired with those charged with governance as to their assessment of the potential outcome of the legal dispute.

o Inspected relevant documents pertaining to the case facts of the legal dispute, which includes correspondence with the tribunal/ court and the legal opinion obtained from external experts.

o Corroborating management’s assessment of the potential outcome of the legal dispute to the independent letter of audit inquiry obtained from external legal counsel.

The primary procedures we performed to address this key audit matter included the following:

• Evaluated the design and implementation and tested the operating effectiveness of certain key controls relating to the Company's impairment assessment process for investment in subsidiaries, including controls over the estimated revenue growth, the EBITDA margin, the terminal value growth rate and the discount rate.

Evaluation of impairment of investment in subsidiaries

Refer to note 2(d)(ii) Assumptions and estimation uncertainties, note 3(d) (ii) Impairment of non-financial assets and note 9 Investment in subsidiaries

Key audit matter	How the matter was addressed in our audit

Investments in subsidiaries are tested annually for impairment at each reporting date, and an impairment loss is recognised if the carrying amount of the investment exceeds its recoverable amount. The recoverable amount is determined as the value-in-use using a discounted cash flow method, based on the expected cashflows of the investee.

• Compared the Company’s historical forecast revenue growth and EBITDA margin with the actual results over the same period to assess the Company’s ability to forecast accurately, thereby also assessing the appropriateness of the Company’s estimated revenue growth and EBITDA margin through comparison of the

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the separate financial statements

Key audit matters (Continued)

Evaluation of impairment of investment in subsidiaries

Refer to note 2(d)(ii) Assumptions and estimation uncertainties, note 3(d) (ii) Impairment of non-financial assets and note 9 Investment in subsidiaries

Key audit matter	How the matter was addressed in our audit

We identified the evaluation of the impairment in relation to the Company’s investment in subsidiaries as a key audit matter.

A high degree of auditor judgement was needed in evaluating the Company's significant assumptions, including the estimated revenue growth, the EBITDA margin, the terminal value growth rate and the discount rate used to calculate the value-in-use.

projections to the underlying approved business strategies and growth plans.

•  Performed sensitivity analyses over estimated revenue growth, EBITDA margin, and the terminal value growth rate and the discount rate to assess the impact of changes in these metrics on the recoverable amount.

• In addition, we involved valuation professionals with specialised skills and knowledge who assisted in:

o Evaluating the appropriateness of the discount rate used in the Company’s discounted cash flow model by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities;

o Evaluating the appropriateness of the terminal value growth rate used in the Company’s discounted cash flow model by comparing it against the long-term expected growth rate and inflation rate of the economy in which the investee operate.

Other information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors and Certificate from the Secretary, but does not include the separate financial statements and our auditors' report thereon.

Our opinion on the separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the separate financial statements

Responsibilities of the directors for the separate financial statements

The directors are responsible for the preparation of separate financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditors' Responsibilities for the Audit of the separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Independent auditors’ report

To the members of MakeMyTrip Limited

Report on the audit of the separate financial statements

Auditors’ Responsibilities for the Audit of the Separate Financial Statements (continued)

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Use of our report

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Chirsto Smith
Ebène, Mauritius	Licensed by FRC

Date: July 16, 2021

MakeMyTrip Limited

Separate Statement of Financial Position

(Amounts in USD thousands)

		As at March 31
	Note	2020	2021
Assets
Intangible assets		83	83
Investment in subsidiaries	9	751,020	811,523
Investment in associates	10	3,379	3,260
Other investments	11	3,232	5,056
Trade and other receivables, net	12	136,339	139,378
Term deposits	13	—	25,000
Total non-current assets		894,053	984,300
Trade and other receivables, net	12	32,777	17,710
Term deposits	13	35,000	100,000
Other current assets	14	161	219
Cash and cash equivalents	15	10,326	119,008
Total current assets		78,264	236,937
Total assets		972,317	1,221,237
Equity
Share capital	16	52	53
Share premium	16	1,985,555	2,021,197
Other components of equity		18,942	68,990
Accumulated deficit		(1,064,843)	(1,092,218)
Total equity		939,706	998,022
Liabilities
Loans and borrowings	20	—	187,574
Deferred tax liabilities, net	23	—	2,885
Total non-current liabilities		—	190,459
Trade and other payables	18	1,811	1,956
Provisions	19	30,800	30,800
Total current liabilities		32,611	32,756
Total liabilities		32,611	223,215
Total equity and liabilities		972,317	1,221,237

These separate financial statements have been approved by the Board of Directors on July 13, 2021 and signed in its behalf by:

/s/Rajesh Magow	/s/ Hyder Aboobakar
Director	Director

The notes on pages 25 to 63 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Profit or Loss and Other Comprehensive Income

(Amounts in USD thousands except per share data)

	Note	For the year ended March 31
		2020	2021
Other income	6	700	—
Other operating expenses	7	(35,791)	(1,770)
Result from operating activities		(35,091)	(1,770)
Finance income	8	2,620	336
Finance costs	8	(785)	(2,007)
Net finance income		1,835	(1,671)
Share of loss of equity - accounted subsidiaries	9	(136,913)	(27,669)
Impairment in respect of an equity - accounted subsidiary	9	(212,734)	—
Share of loss of equity - accounted associates	10	(36)	(145)
Loss before tax		(382,939)	(31,255)
Income tax benefit	23	—	3,761
Loss for the year		(382,939)	(27,494)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Equity instruments at FVOCI - net change in fair value, net of tax		(1,979)	1,824
		(1,979)	1,824
Items that are or may be reclassified subsequently to profit or loss:
Equity-accounted investees - share of OCI, net of tax	9, 10	(74,204)	14,173
Other comprehensive income for the year, net of tax		(76,183)	15,997
Total comprehensive income for the year		(459,122)	(11,497)
Loss per share (in USD)	17
Basic		(3.64)	(0.26)
Diluted		(3.64)	(0.26)

The notes on pages 25 to 63 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of Changes in Equity

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
				Share
				Based
	Share	Share	Fair value	Payment	Other	Accumulated	Total
	Capital	Premium	Reserves	Reserve	Reserve	Deficit	Equity
Balance as at April 1, 2019	52	1,977,318	634	102,427	(41,247)	(682,004)	1,357,180
Total comprehensive income for the year
Loss for the year	—	—	—	—	—	(382,939)	(382,939)
Other comprehensive income
Equity-accounted investees - share of OCI	—	—	—	—	(74,204)	—	(74,204)
Equity instruments at FVOCI - net change in fair value	—	—	(1,979)	—		—	(1,979)
Total other comprehensive income	—	—	(1,979)	—	(74,204)	—	(76,183)
Total comprehensive income for the year	—	—	(1,979)	—	(74,204)	(382,939)	(459,122)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 21)	—	—	—	41,648	—	—	41,648
Issue of ordinary shares on exercise of share based awards	—	8,237	—	(8,237)	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	(100)	—	100	—
Total contributions by owners	—	8,237	—	33,311	—	100	41,648
Balance as at March 31, 2020	52	1,985,555	(1,345)	135,738	(115,451)	(1,064,843)	939,706

The notes on pages 25 to 63 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of Changes in Equity – (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity component of convertible notes	Fair Value Reserves	Share Based Payment Reserve	Other Reserve	Accumulated Deficit	Total Equity
Balance as at 1 April, 2020	52	1,985,555	—	(1,345)	135,738	(115,451)	(1,064,843)	939,706
Total comprehensive income for the year
Loss for the year	—	—	—	—	—	—	(27,494)	(27,494)
Other comprehensive income
Equity-accounted investees - share of OCI	—	—	—	—	—	14,173	—	14,173
Equity instruments at FVOCI - net change in fair value	—	—	—	1,824	—	—	—	1,824
Total other comprehensive income	—	—	—	1,824	—	14,173	—	15,997
Total comprehensive income for the year	—	—	—	1,824	—	14,173	(27,494)	(11,497)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 21)	—	—	—	—	38,399	—	—	38,399
Issue of ordinary shares on exercise of share based awards (refer to note 21)	1	35,642	—	—	(35,350)	—	—	293
Issue of convertible notes (net of tax and issue expenses) (refer to note 20 and 23)	—	—	31,122	—	—	—	—	31,122
Transfer to accumulated deficit on expiry of share based	—	—	—	—	(119)	—	119	—
Total contributions by owners	1	35,642	31,122	—	2,930	—	119	69,814
Balance as at March 31, 2021	53	2,021,197	31,122	479	138,667	(101,278)	(1,092,218)	998,022

The notes on pages 25 to 63 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of Cash Flows

(Amounts in USD thousands)

	For the year ended March 31
	2020	2021
Cash flows from operating activities
Loss for the year	(382,939)	(27,494)
Adjustments for:
Provision for litigations	30,800	—
Share of loss of equity-accounted subsidiaries	136,913	27,669
Impairment in respect of investment in equity - accounted subsidiary	212,734	—
Share of loss of equity-accounted associates	36	145
Gain on disposal of equity-accounted associate	(700)	—
Finance costs	785	2,007
Finance income	(2,620)	(336)
Income tax benefit	—	(3,761)
	(4,991)	(1,770)
Changes in working capital
Change in other current assets	(39)	(58)
Change in trade and other payables	1,040	(425)
Net cash used in operating activities	(3,990)	(2,253)
Cash flows from investing activities
Interest received	3,798	664
Redemption of term deposits	264,620	125,000
Investment in term deposits	(167,355)	(215,000)
Acquisition of investment in subsidiaries	(116,700)	(74,025)
Acquisition of equity-accounted associate	(438)	—
Proceeds on disposal of equity-accounted associate	700	—
Proceeds on disposal of other investements	451	—
Net cash used in investing activities	(14,924)	(163,361)
Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	*	293
Proceeds from issue of convertible notes	—	230,000
Direct cost incurred in relation to convertible notes	—	(5,970)
Proceeds from subsidiaries for fair value of share based awards exercised	11,585	49,981
Interest paid	(11)	(8)
Net cash generated from financing activities	11,574	274,296
(Decrease) / increase in cash and cash equivalents	(7,340)	108,682
Cash and cash equivalents at beginning of the year	17,666	10,326
Cash and cash equivalents at end of the year	10,326	119,008

* less than 1

The notes on pages 25 to 63 form an integral part of these separate financial statements

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a public limited company incorporated and domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Limited 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. The Company’s principal activity is that of investment holding and has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia.

The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING
(a)	Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these separate financial statements, except as mentioned otherwise.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on July 13, 2021.

(b)	Basis of Measurement

The separate financial statements have been prepared on the going concern basis using the historical cost convention except for the following material items:

▪	equity securities at Fair Value through Other Comprehensive Income (FVOCI) and financial assets at Fair Value Through Profit or Loss (FVTPL)
(c)	Functional and Presentation Currency

These Separate financial statements are presented in U.S. Dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.

(d)	Use of Estimates and Judgements

The preparation of these separate financial statements is in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)
(d)	Use of Estimates and Judgements - (Continued)
i)	Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the separate financial statements is included in the following notes:

Note 10 – Equity-accounted investees: whether the Company has significant influence over an investee: The Company has a significant influence over another entity if it holds 20% or more of the voting power of the investee. In case the Company holds less than 20% of the voting power of the investees, then the Company applies judgement to determine its significant influence over the investee.

Note 20 - Convertible Notes: The management has applied its judgement in determining the expected future life of the instrument.

Note 23 – Income taxes: The Company takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events. Further, in assessing the realizability of deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

ii)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2021 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 9 and 10– Impairment test: key assumptions underlying recoverable amounts: In calculating the value in use for the purpose of impairment, the Company is required to make significant judgements, estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortisation (‘EBITDA’) margins, capital expenditure, long-term growth rates and discount rates to reflect the risks involved.

Note 19 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Company is involved in various legal and tax matters, the outcome of which may not be favourable to the Company. Management in consultation with the legal, tax and other advisers assess the likelihood that a pending claim will succeed. The Company has recognised liabilities based on whether additional amounts will be payable and has included contingent liabilities where economic outflows are considered possible but not probable.

Note 21 - Share based payments: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)

Estimation uncertainty relating to COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China, and has since spread to other regions, including India, Europe and the United States. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19 pandemic, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many of the customers on whom the Company subsidiaries business relies, including hotels and airlines, to curtail drastically their service offerings or to cease operations entirely.

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of calendar year 2020. The COVID-19 pandemic had also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. The financial and operating results for the full financial year ended March 31, 2021 was severely impacted by these conditions in the domestic and global economy and the travel industry.

The Indian subsidiaries and associates businesses started to recover gradually following the end of India’s prolonged nationwide lockdown, which was in full effect in April 2020 and most of May 2020. As the impact from the COVID-19 pandemic started to wane initially from second quarter of financial year 2020-21, the Indian subsidiaries and associates businesses began to rebound even with limited domestic travel, demonstrating the resilience and strong pent up demand of the domestic travel market. With the commencement of a phased wise rollout of vaccines in India from January 16, 2021, the Indian subsidiaries and associates witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all lines of businesses of Indian subsidiaries and associates. However, towards the end of the fourth quarter of financial year 2020-21, India witnessed a rapid resurgence of daily-recorded infection case counts, resulting in a second wave of COVID-19 pandemic.

Indian subsidiaries and associates currently expect the impact of the second wave of COVID-19 pandemic on financial results to be greater in the first quarter of the financial year 2021-22 as several state governments in India have enacted lockdowns and travel demand has been significantly impacted during April and May 2021. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be ultimately dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations of the COVID-19 virus. While many countries have begun the process of vaccinating their residents against COVID-19, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new variants of the virus etc., may contribute to delays in economic recovery. We are cautiously optimistic of domestic travel recovery starting from the second quarter of the financial year 2021-22. Management believes that the estimates used in the preparation of these separate financial statements are reasonable, and management has made assumptions about the possible effects of the COVID-19 pandemic on critical and significant accounting estimates. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in the Company’s separate financial statements.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these separate financial statements, expect as mentioned otherwise.

(a)	Investment in Subsidiaries and Associates
i)	Subsidiaries and Associates

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices.

The separate financial statements include the parent’s share of the profit or loss and other comprehensive income of its subsidiaries and associates using equity method other adjustments to align the accounting policies with those of the parent, from the date on which on which control/significant influence commences until the date on which control/significant influences ceases.

Under the equity method of accounting, the investments are initially recognised at cost which includes transaction costs and adjusted thereafter to recognise the Company’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Company’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognised as a reduction in the carrying amount of the investment. Where the Company’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Company does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

ii)	Consolidated financial statements

The consolidated financial statements are prepared in addition to the separate financial statements.

(b)	Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
b)	Foreign Currency - (Continued)

Foreign Currency Transactions - (Continued)

differences on investment in equity securities designated at FVOCI, (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

(c)	Financial Instruments
i)	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price measured under IFRS 15.

ii)	Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)	Financial Instruments - (Continued)
ii)	Classification and subsequent measurement - (Continued)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest:

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual paramount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses:

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized as separate line item in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on de-recognition is recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)	Financial Instruments – (Continued)

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On de-recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized separately as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on de-recognition is also recognized in profit or loss.

iii)	De-recognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Company enters into transactions whereby it transfers assets recognized in its separate statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On de-recognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)	Financial Instruments - (Continued)
v)	Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party. Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

vi)	Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(d)	Impairment
i)	Non-derivative financial assets

Financial instruments

The Company recognises loss allowances for Expected Credit Loss (ECLs) on:

•	financial assets measured at amortized cost;
•	debt investments measured at FVOCI; and
•	contract assets

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company has elected to measure loss allowances for trade receivables at an amount equal to lifetime ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•	the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(d)	Impairment- (Continued)
i)	Non-derivative financial assets - (Continued)

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in OCI.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Company makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii)	Non-Financial Assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(e)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(f)	Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)	Intangible assets

Software has finite useful life and is measured at cost less accumulated amortisation and accumulated impairment loss. Cost includes any directly attributable expenses necessary to make the assets ready for use. Amortisation of asset is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Software	5 years

Amortisation methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(h)	Finance Income and Costs

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings and convertible notes, impairment losses on financial assets, including trade and other receivables, and costs related to public offerings. Foreign currency gains and losses are reported on a net basis.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or
•	the amortized cost of the financial liability
(i)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(j)	Taxation

Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in Other Comprehensive Income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(j)	Taxation – (Continued)

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•

temporary differences related to investments in subsidiaries, associates and joint arrangement to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Such reductions are reversed when probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met:

(a)	The entity has a legally enforceable right to set off current tax assets against current tax liabilities; and
(b)	The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:
i.	the same taxable entity; or
ii.

different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(k)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(l)	Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

(m)	New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively, with earlier application permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2022. The Company is currently evaluating the impact of amendment to IAS 1 on its separate financial statements.

(m)	New Accounting Standards and Interpretations Not Yet Adopted - (Continued)

Amendments to IAS 1- (Continued)

On February 12, 2021, the IASB has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2023. The Company is in the process of evaluating the impact of the amendment.

Amendments to IAS 8

On February 12, 2021 the IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2023. The Company is in the process of evaluating the impact of the amendment.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair values, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the audit committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: Inputs for the assets or liability that are not based on observable market data (unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognises transfers between levels of fair values hierarchy at the end of the reporting date during which the change has occurred.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value is calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate.

(b)	Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan is measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)
(c)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation. The objective of Company is to ensure liquidity which is sufficient to meet company operational requirements in short-term and long-term. To ensure smooth operations, the Company has invested surplus funds in term deposits with banks.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables. The objective behind credit risk management is to reduce the Company’s losses which could follow from subsidiaries’ insolvency.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT – (Continued)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk. All assets and liabilities are denominated in USD, the functional currency.

Interest Rate Risk

The Company does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

6)	OTHER INCOME

Particulars	For the year ended March 31
	2020	2021
Gain on disposal of an equity-accounted investee	700	-
Total	700	-

7)	OTHER OPERATING EXPENSES

Particulars	For the year ended March 31
	2020	2021
Insurance	185	299
Legal and professional*	35,606	1,471
Total	35,791	1,770

*Includes an amount of USD 30,800 that relates to a provision for ongoing litigation  in the fiscal year ended March 31, 2020 (Refer note 19).

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

8)	FINANCE INCOME AND COSTS

Particulars	For the year ended March 31
	2020	2021
Recognized in profit or loss
Interest income on term deposits	2,557	211
Net foreign exchange gain	-	61
Other interest income	63	64
Finance income	2,620	336
Interest expenses on financial liability measured at amortized cost	-	1,881
Net foreign exchange loss	68	-
Other finance charges	11	8
Impairment loss on trade and other receivables	706	118
Finance costs	785	2,007
Net finance income (costs) recognized in profit or loss	1,835	(1,671)

9)	INVESTMENT IN SUBSIDIARIES

Particulars	As at March 31
	2020	2021
As at beginning of the year	1,058,009	751,020
Investments made in subsidiaries during the year*	116,700	74,025
Impairment in a subsidiary	(212,734)	-
Share of loss of subsidiaries	(136,913)	(27,669)
Share of OCI	(74,042)	14,147
Total	751,020	811,523

*The Company has invested USD 71,000 (March 31, 2020: USD Nil) , USD Nil (March 31, 2020: USD 55,000), USD 1,700 (March 31, 2020: USD 61,200), USD 1,000 (March 31, 2020: 500), USD 250 (March 31, 2020: Nil) and USD 75 (March 31, 2020: Nil) during the fiscal year ended March 31, 2021 for the subscription of new equity shares issued by MakeMyTrip FZ-LLC, MakeMyTrip (India) Private Limited, ibibo Group Holdings (Singapore) Pte. Ltd., Luxury Tours & Travel Pte. Ltd, Hotel Travel Ltd. and Luxury Tours (Malaysia) Sdn. Bhd, respectively (Refer note 24).

During the end of the fourth quarter of 2019-20, the Company experienced a significant decline in its stock price and operating results of its subsidiaries where it holds investments due to an increased negative impact of COVID-19 pandemic resulting in the continued weakness in the macroeconomic environment and foreign exchange rates. The recoverable amount of the investments was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the all the CGUs in the investment entity. The carrying amount of the investment in Ibibo Group Holdings (Singapore) Private Limited was determined to be higher than its recoverable amount and an impairment loss of USD 212,734 recognised during the year ended March 31, 2020.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

9)	INVESTMENT IN SUBSIDIARIES – (Continued)

The key assumptions used in the estimation of value in use were as follows.

Particulars	As at March 31, 2020
Discount rate (pre-tax)	17% - 20%
Discount rate (post-tax)	16% - 17%
Terminal value growth rate	4% - 5%
Revenue growth rate	(59.9)% - 147.1%
EBITDA margin (5 years)	(25.8)% - 30.4%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Company's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use. Future events and changing market conditions may lead the Company to re-evaluate the assumptions reflected in the current forecast disclosed above, which may result in a need to recognize an additional impairment charge, which could have a material adverse effect on the Company's results of operations.

Following the impairment loss recognised in this investment, the recoverable amount was equal to the carrying amount. Impairment loss was nil in the year ended March 31, 2021.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

10)	INVESTMENT IN ASSOCIATES
	As at March 31
Particulars	2020	2021
As at beginning of the year	3,139	3,379
Share of loss of associates	(36)	(145)
Acquisition during the year*	438	-
Share of OCI	(162)	26
Total	3,379	3,260

Due to continuing losses being incurred in the operations of HolidayIQ, acquired in July 2015, along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company recognised an impairment loss of USD 9,926. During the year ended March 31, 2020, the Company disposed-off this investment for a cash consideration of USD 700 and recorded the gain in statement of profit or loss.

*In May 2019, the Company has acquired approximately 20.53% equity stake in PasageBus SpA. In July 2019, Company's share was reduced to 18.24%, due to new equity issued as private placement. The Company is deemed to exert significant influence on the investee company for the following reasons:

•  The Company has appointed a representative on the board of directors of the investee;

•  The Company participates in the policy-making process,

Based on the above, despite having less than 20% shareholding in Passage Bus SpA, the entity is deemed to exert significant influence. Therefore, the investment in Passage Bus SpA has been classified as an investment in associate.

11)	OTHER INVESTMENTS

The Company’s exposure to risks and fair value measurement is disclosed in note 4 and 22.

Particulars	As at March 31
Financial assets measured at FVOCI	2020	2021
- Equity securities (unlisted)	3,133	4,957

Financial assets measured at amortised cost
- Other securities	99	99
Total	3,232	5,056

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

12)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2020	2021
Trade and other receivables, net of provision	167,101	155,523
Security deposit	1,500	1,500
Interest accrued but not due on term deposits	515	65
Total	169,116	157,088
Non-current	136,339	139,378
Current	32,777	17,710
Total	169,116	157,088

Receivables represent dues from subsidiaries which are in nature of recharge cost on issue of share options, recoverable only on exercise of share options by the employees of subsidiaries. Security deposit represents amount paid in advance   to suppliers of hotels to guarantee the provision of those services on behalf of one of the subsidiary. The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in notes 5 and 22. Trade and other receivables from related parties are disclosed in note 24.

13)	TERM DEPOSITS

	As at March 31
Particulars	2020	2021
Term deposits	35,000	125,000
Total	35,000	125,000
Current	35,000	100,000
Non-Current	-	25,000
Total	35,000	125,000

The Company’s exposure to credit risk and interest rate risk is disclosed in notes 5 and 22.

14)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2020	2021
Prepaid expense	161	219
Total	161	219

15)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2020	2021
Bank balances	5,326	99,008
Term deposits	5,000	20,000
Total	10,326	119,008

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES

A.	Share Capital and Share Premium
	Ordinary Shares*			Class B Shares*
		Share	Share		Share	Share
Particulars	Number	capital	premium	Number	capital	premium
Balance as at April 1, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Shares issued during the year on	312,764	-	8,237	-	-	-
exercise of share based awards
Conversion of class B shares to	2,970,295	1	91,195	(2,970,295)	(1)	(91,195)
ordinary shares
Balance as at March 31, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920

Balance as at April 1, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920
Shares issued during the year on	1,478,172	1	35,642	-	-	-
exercise of share based awards
Balance as at March 31, 2021	65,065,075	33	803,277	39,667,911	20	1,217,920

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any pre-emptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritius Companies Act mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES - (Continued)
B.	Nature and purpose of reserves
i.	Fair value reserve

The reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

ii.	Share-based payment reserve

Share-based payment reserve comprise the value of equity-settled share based payment transactions provided to employees of the subsidiaries and is recognised as receivable from subsidiary with a corresponding increase in equity.

iii.	Investment reserve

Investment reserve comprise Company’s  share in subsidiaries and associates in other comprehensive income mainly consisting of foreign currency translation reserve.

iv.	Equity component of convertible notes

It represents equity component of convertible notes issued during the year.

C.	Capital Management

Equity share capital and other equity are considered for the purpose of Company’s capital management. The Company’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Company. The capital structure of the Company is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity, convertible notes and operating cash. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company is not subject to any externally imposed capital requirements.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

17)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2020 and 2021:

	For the year ended March 31
Particulars	2020	2021
Loss attributable to ordinary shareholders (including Class B shareholders)	(382,939)	(27,494)
Weighted average number of ordinary shares (including Class B shares) outstanding	105,190,507	106,797,245
used in computing basic loss per share
Weighted average number of ordinary shares (including Class B shares) outstanding	105,190,507	106,797,245
used in computing dilutive loss per share
Loss per share (USD)
Basic	(3.64)	(0.26)
Diluted	(3.64)	(0.26)

For the year ended March 31, 2021, 3,194,551 (March 31, 2020: 2,060,026) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2021, 812,988 (March 31, 2020: Nil) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

18)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2020	2021
Accrued expenses	1,811	1,956
Total	1,811	1,956

Trade and other payables primarily include amount payable for various expenses.

19)	PROVISIONS

	As at March 31
Particulars	2020	2021
Provision for litigations	30,800	30,800
Total	30,800	30,800
Movement of provision
Opening Balance	-	30,800
Provided during the year	30,800	-
Closing Balance	30,800	30,800

During the year ended March 31, 2020, the Company has recorded provisions in relation to ongoing litigations, which represent the best estimate of the expenditure to be incurred. The matters are currently pending at the Court and their outcome is uncertain.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Company’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, refer note 5 and 22.

	As at March 31
Particulars	2020	2021
Non-current liabilities
Convertible notes	-	187,574
Non-current portion of loans and borrowings	-	187,574
Convertible Notes
		Amount
Proceeds from issue of convertible notes		230,000
Issue expenses		(6,539)
Net proceeds		223,461
Amount classified as equity (net of issue expenses USD 1,105) (refer to note 23)		(37,768)
Interest accrued		1,881
Carrying amount of liability at March 31, 2021		187,574

On February 9, 2021, the Company issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	LOANS AND BORROWINGS - (Continued)

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs as mentioned below, are accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes. The liability component will be accreted up to the principal amount over a remaining period of 2.88 years representing the first date on which the amount could be required to be paid to the Notes holders.

Terms and debt repayment schedule of convertible notes:

				As at March 31, 2020		As at March 31, 2021
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Convertible notes	USD	7.39%	2024	—	—	230,000	187,574

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Convertible notes
Balance as at April 1, 2019	-
Balance as at March 31, 2020	-
Convertible notes
Balance as at April 1, 2020	-
Proceeds from issuance of convertible notes (excluding equity component)	191,127
Direct cost incurred in relation to convertible notes	(5,434)
Interest accrued	1,881
Balance as at March 31, 2021	187,574

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Company. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2020 and 2021.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the year ended March 31
	2020	2020	2021	2021
Outstanding at the beginning of the year	1.98	17,839	1.98	17,839
Outstanding at the end of the year	1.98	17,839	1.98	17,839
Exercisable at the end of the year	1.98	17,839	1.98	17,839

The options outstanding at March 31, 2021 have an exercise price per share of USD 1.98 (March 31, 2020: USD 1.98) and a weighted average contractual life of 3 months (March 31, 2020: 1 year 3 months).

b)	Share Incentive Plan
i)	Restricted Share Units (RSUs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2020 and 2021, the Company granted restricted share units, or RSUs, under the plan to eligible employees. Each RSUs represents the right to receive one common share. The fair value of each RSUs is the market price of one common share of the Company on the date of grant.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the RSU’s grants under Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2020	1,334,759	Refer to notes	4 –8 years
RSUs granted during the year ended March 31, 2021	1,478,191	Refer to notes	4 –8 years

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan – (Continued)
i)	Restricted Share Units (RSUs) – (Continued)

Note:

1. Of the RSU granted during the year ended March 31, 2021:

-205,872 (March 31, 2020: 846,044) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 484,152 (March 31, 2020: 305,131) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

-251,750 (March 31, 2020: Nil) RSUs have graded vesting over 2 years: 25% on the expiry of 6 months from the grant date, 25% on the expiry of 12 months from the grant date, 25% on the expiry of 18 months from the grant date, 25% on the expiry of 24 months from the grant date.

- 209,611 (March 31, 2020: Nil) RSUs have graded vesting over 1 years: 25% on the expiry of 3 months from the grant date, 25% on the expiry of 6 months from the grant date, 25% on the expiry of 9 months from the grant date, 25% on the expiry of 12 months from the grant date.

- Nil (March 31, 2020: 180,714) RSUs have 100% vesting on September 30,2022, 325,444 (March 31, 2020: 2,098) RSUs have 100% vesting on September 30, 2023 and 779 (March 31, 2020: Nil) RSUs have 100% vesting on September 30, 2024. Further, the Company's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Company performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

-583 (March 31, 2020: 772) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan – (Continued)
i)	Restricted Share Units (RSUs) – (Continued)

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the ye ar e nde d M arch 31
	2020	2020	2021	2021
Outstanding at the beginning of the year	0.0005	5,734,826	0.0005	6,437,422
Granted during the year	0.0005	1,334,759	0.0005	1,478,191
Forfeited and expired during the year	0.0005	(319,399)	0.0005	(470,810)
Exercised during the year	0.0005	(312,764)	0.0005	(1,465,072)
Outstanding at the end of the year	0.0005	6,437,422	0.0005	5,979,731
Exercisable at the end of the year	0.0005	2,812,252	0.0005	3,328,012

The grant date fair value of RSUs granted during the year is in the range of USD 13.34 to USD 30.92 (March 31, 2020: USD 22.43 to USD 27.60).

The RSUs outstanding at March 31, 2021 have an exercise price per share of USD 0.0005 (March 31, 2020: USD 0.0005) and a weighted average contractual life of 4.2 years (March 31, 2020: 4.6 years).

During the year ended March 31, 2021, share based payment expense of  USD 28,141 (March 31, 2020: USD 36,532) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries. Further, the Company has issued the RSUs amounting to USD 2,810 towards settlement of the employee related obligation of the subsidiaries.

ii)	Employee Stock Options (ESOPs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2020, the Company granted ESOPs, under the plan to eligible employees of the subsidiaries. Each ESOP represents the right to receive one hundred common equity shares of the Company.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the ESOP’s grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of ESOPs
ESOPs granted during the year ended March 31, 2020	21,588	Refer to notes	4 – 7 years

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan – (Continued)
ii)	Employee Stock Options (ESOPs) – (Continued)

Terms and Conditions of the Share Incentive Plan – (Continued)

Notes:

Of the ESOPs granted during the year ended March 31, 2020:

- 21,588 ESOPs have graded vesting over 3 years: one third on the expiry of 12 months from the grant date, one thirds on the expiry of 24 months from the grant date, one third on the expiry of 36 months from the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
	2020	2020	2021	2021
Outstanding at the beginning of the year	-	-	2,229	21,588
Granted during the year	2,229	21,588	-	-
Forfeited and expired during the year	2,229	-	2,229	(1,968)
Exercised during the year	2,229	-	2,229	(131)
Outstanding at the end of the year	2,229	21,588	2,229	19,489
Exercisable at the end of the year	-	-	2,229	6,409

The ESOPs outstanding at March 31, 2021 have an exercise price per share of USD 2,229 (March 31, 2020: USD 2,229) and a weighted average contractual life of 4.5 years (March 31, 2020: 5.5 years).

During the year ended March 31, 2021, share based payment expense of USD 7,447 (March 31, 2020: USD 5,099) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries. (Refer note 24)

Inputs for Measurement of Grant Date Fair Values of ESOPs

Fair value of ESOP and assumptions	For the Year Ended March 31, 2020
Share price at grant date (USD)	2,302
Fair value at grant date (USD)	722 - 1,014
Exercise price (USD)	2,229
Expected volatility	43.8% - 49.0%
Expected term	3-5 years
Expected dividends	-
Risk-free interest rate	1.5%

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2020	2021
Trade and other receivables	169,116	157,088
Term deposits	35,000	125,000
Cash and cash equivalents	10,326	119,008
Total	214,442	401,096

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, A, AA-, BB+, BBB-, based on rating agency Fitch ratings.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2020	2021
India	164,057	152,024
Others	5,059	5,064
Total	169,116	157,088

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2020	2021
Balance due from subsidiaries	167,101	155,523
Terms deposits with banks	35,000	125,000
Others	2,015	1,565
Total	204,116	282,088

Impairment Losses

The Company uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Company's historical experience for customers.

The age of trade and other receivables, term deposits and security deposits at the reporting date was:

	As at March 31
Particulars	2020		2021
	Gross	Impairment	Gross	Impairment
Not past due	204,822	706	282,206	118
Total	204,822	706	282,206	118

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2020

Non-derivative financial liabilities	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Trade and other payables	1,811	(1,811)	(1,811)	-	-	-	-
Total	1,811	(1,811)	(1,811)	-	-	-	-

As at March 31, 2021

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes	187,574	(230,000)	-	-	-	(230,000)	-
Trade and other payables	1,956	(1,956)	(1,956)	-	-	-	-
Total	189,530	(231,956)	(1,956)	-	-	(230,000)	-

The balanced view of liquidity and financial indebtedness is stated in the table below:

	As at March 31
Particulars	2020	2021
Cash and cash equivalents	10,326	119,008
Term deposits	35,000	125,000
Loans and borrowings	—	(187,574)
Net cash position	45,326	56,434

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at M arch 31
Particulars	2020	2021
Fixed rate instruments
Financial assets
Term deposits	35,000	125,000
	35,000	125,000

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Fair Value Sensitivity Analysis

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Company does not have any variable rate interest bearing financial instruments.

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

	As at March 31, 2020		As at March 31, 2021
	Carrying	Fair value	Carrying	Fair value
	amount		amount
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	3,133	3,133	4,957	4,957
	3,133	3,133	4,957	4,957
Financial assets not measured at fair value (Amortised cost)
Other investments - other securities	99	99	99	99
	99	99	99	99
Financial liabilities not measured at fair value (Other financial liabilities)
Convertible notes	-	-	187,574	187,574
	-	-	187,574	187,574

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents and trade and other payables is reasonably approximates to its carrying amount.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

	As at March 31, 2020
Particulars	Level 1	Level 2	Level 3	Total
Other investments - equity securities	-	-	3,133	3,133
Total Assets	-	-	3,133	3,133

	As at March 31, 2021
Particulars	Level 1	Level 2	Level 3	Total
Other investments - equity securities	-	-	4,957	4,957
Total Assets	-	-	4,957	4,957

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

As at March 31,
2020
Other investments
(equity securities -
Particulars	FVOCI)
Opening balances	5,563
Total gains and losses recognized in:
- profit or loss	-
- other comprehensive income (loss)
- net change in fair value	(1,979)
Amount received	(451)
Closing balances	3,133

As at March 31,
2021
Other investments
(equity securities -
Particulars	FVOCI)
Opening balances	3,133
Total gains and losses recognized in:
- profit or loss	-
- other comprehensive income (loss)
- net change in fair value	1,824
Closing balances	4,957

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2021 and 2020, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement

Other investments - equity	Discounted cash flows: The valuation	Forecast annual revenue growth	The estimated fair value would increase
securities	model considers the present value of	rate : 4% - 25%	(decrease) if :
	expected free cash flows, discounted	(March 31, 2020: (47%) - 50%)	- the annual revenue growth rate were
	using a risk adjusted discount rate.	Forecast EBITDA margin:	higher (lower)
		(3%) - 25%	- the EBITDA margin were higher
		(March 31, 2020: (13%) - 26%)	(lower)
		Risk adjusted discount rate:	- the risk adjusted discount rate was
		17.0% (March 31, 2020: 17.0%)	lower (higher)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include convertible notes and trade and other payables.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Sensitivity Analysis

Other investments -  equity securities

For the fair values of other investments – equity securities, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	314	(312)
EBITDA Margin	145	(145)
Risk adjusted discount rate	(280)	330

	For the year ended March 31, 2021
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	424	(414)
EBITDA Margin	265	(265)
Risk adjusted discount rate	(419)	492

Impact of COVID-19 pandemic

Financial assets carried at fair value as at March 31, 2021 is USD 4,957 (March 31, 2020: USD 3,133), which is measured using Level 3 inputs. This financial asset represents investment made in equity shares of a company engaged in travel business, which is fair valued based on discounted cash flow method after considering the uncertainties arising out of COVID-19 pandemic.

Financial assets of USD 401,195 as at March 31, 2021 (March 31, 2020: USD 214,541), carried at amortised cost is in the form of cash and cash equivalents, term deposits with bank, trade and other receivables and other investments - other securities where the Company has assessed the counterparty credit risk.

23)	INCOME TAX BENEFIT (EXPENSE)

Mauritius

Pursuant to the enactment of the Finance Act 2018, with effect as from 1 January 2019, the deemed tax credit has been phased out, through the implementation of a new tax regime. Entities which had obtained their Global Business Licence on or before 16 October 2017, including the Company, have been grandfathered and would benefit from the deemed tax credit regime up to 30 June 2021.

Accordingly, the Company is entitled to a foreign tax credit equivalent to the higher of the actual foreign tax suffered or 80% of the Mauritian tax (“Deemed foreign tax credit”) on its foreign source income resulting in a maximum effective tax rate on net income of up to 3%, up to 30 June 2021. In addition, there is no withholding tax payable in Mauritius in respect of payments of dividends to Shareholders or in respect of redemptions or exchanges of Shares.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	INCOME TAX BENEFIT (EXPENSE) - (Continued)

Mauritius - (Continued)

Post 30 June 2021 and under the new tax regime and subject to meeting the necessary substance requirements as required under the Financial Services Act 2007 (as amended by the Finance Act 2019) and such guidelines issued by the Financial Services Commission, the Company would be entitled to either (a) a foreign tax credit equivalent to the actual foreign tax suffered on its foreign income against the Company’s tax liability computed at 15% on such income, or (b) a partial exemption of 80% of some of the income derived, including but not limited to foreign source dividends or interest income.

India

The Company has acquired its investments before 1 April 2017 and therefore these are grandfathered and will not be subject to capital gains tax on disposal. Therefore, no deferred taxes are recognised at the reporting date on the fair value movements.

Income tax recognised in profit or loss

	For the year ended March
Particulars	2020	2021
Deferred tax benefit
Origination and reversal of temporary differences	-	282
Recognition of previously unrecognized tax losses	-	3,479
Deferred tax benefit	-	3,761

Income Tax Recognized in Other Comprehensive Income
	For the year ended March 31
Amounts directly recognised in equity	2020			2021
Particulars		Tax			Tax
	Before tax	(expense)	Net of tax	Before tax	(expense)	Net of tax
		benefit			benefit
Convertible notes (refer note 20)	-	-	-	37,768	(6,646)	31,122

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2,020		2,021
Loss for the year		(382,939)		(27,494)
Income tax benefit		-		3,761
Loss before tax		(382,939)		(31,255)
Income tax benefit using the Company's domestic tax rate	15.00%	(57,441)	15.00%	(4,688)
Non deductible expenses	15.01%	57,466	14.26%	4,457
Tax exempt income	0.03%	(105)	0.10%	(32)
Utilization of previously unrecognized tax losses	-	-	11.13%	3,479
Current year losses for which no deferred tax asset was recognized	0.02%	80	0.84%	263
Change in unrecognized temporary differences		-	0.90%	282
Income tax benefit recognised in profit or loss		-		3,761

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)  INCOME TAX BENEFIT (EXPENSE) - (Continued)

Reconciliation of Effective Tax Rate - (Continued)

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

Deferred tax assets amounting to USD 3,479 have been recognised in the current year to the extent of deferred tax liability in respect of convertible bonds. In the prior year, deferred taxes of USD 4,206 were not recognised on tax losses available. Tax losses of USD 7,127 have lapsed during the current year.

At March 31, 2021, the Company has no tax liability and has tax losses of USD 29,795 out of which USD 1,751 could be carried forward until March 31, 2026, USD 536 could be carried forward until March 31, 2025 and USD 20,569 could be carried forward until March 31, 2022  to offset against future tax liability.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets/(liabilities) are attributable to the following:

	As at March 31
Particulars	2020	2021
Convertible notes	-	(6,364)
Tax loss carry forwards	-	3,479
Deferred tax assets/(liabilities) – Net	-	(2,885)

Movement in deferred tax assets/(liabilities) during the year

	Balance as	Recognised	Recognised	Balance as
	at March	in profit or	directly in	at March
	31, 2020	loss	equity	31, 2021
Convertible notes	-	282	(6,646)	(6,364)
Tax loss carry forwards	-	3,479	-	3,479
Total	-	3,761	(6,646)	(2,885)

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

24)	RELATED PARTIES – (Continued)

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte Ltd
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary	ITC Bangkok Co., Ltd
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Ibibo Group Holdings (Singapore) Pte. Ltd
Subsidiary	Ibibo Group Private Limited
Subsidiary	Ibibo Group Pte. Limited
Subsidiary	Ibibo Group Sdn Bhd
Subsidiary	Empresea Digital Peruana S.A.C
Subsidiary	PT IBIBO Group Indonesia
Subsidiary	Bitla Software Private Limited
Subsidiary	Quest2Travel.com India Private Limited
Subsidiary	Tripmoney Fintech Solutions Private Limited (From June 5, 2020)
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#^
Key management personnel	Jane Jie Sun# (from August 30, 2019)
Key management personnel	Cindy Xiaofan Wang# (from August 30, 2019)
Key management personnel	Xing Xiong# (from August 30, 2019)
Key management personnel	Xiangrong Li (from September 6, 2019)
Key management personnel	Vivek Narayan Gour (upto September 6, 2019)
Key management personnel	Patrick Luke Kolek* (upto August 30, 2019)
Key management personnel	Charles St Leger Searle* (upto August 30, 2019)
Key management personnel	Aileen O’Toole* (From January 24, 2019 to August 30, 2019)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (upto August 30, 2019)
Entities having significant influence over the Company	Trip.com Group Limited (formerly known as Ctrip.com
and its subsidiaries	International, Limited) and its subsidiaries (from August 30, 2019)
Associate	Simplotel Technologies Private Limited
Associate	Inspirock, Inc.
Associate	Pasajebus SpA (from May 7, 2019)
Associate and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries (upto January 10, 2020)

Notes:

# nominees of Trip.com Group, Ltd. (Trip.com)

* nominees of MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited)

^ Paul Laurence Halpin, who was formerly a nominee of MIH, continues to serve on the board of directors of the Company as a nominee of Trip.com with effect from August 30, 2019.

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

24)	RELATED PARTIES – (Continued)

A)	Transactions with subsidiaries:

	For the year ended March 31
Particulars	2020	2021
Investment in equity shares	116,700	74,025
Issuance of share based awards to the employees of subsidiaries	41,631	38,399
Interest income on inter- corporate loan	60	61
Acquisition of right to receive stake in Pasajebus SPA	438	-
Disposal of Other investment	451	-

Balance outstanding

Trade and other receivables,

	As at March 31
Particulars	2020	2021
MakeMyTrip (India) Private Limited	126,063	126,734
Ibibo Group Private Limited	36,899	23,555
ITC Bangkok Co., Ltd	1,891	2,108
Bitla Software Private Limited	1,095	1,504
MakeMyTrip Inc.	447	520
Luxury Tours & Travel Pte Ltd	257	342
HTN Co., Ltd.	212	120
PT IBIBO Group Indonesia	89	137
Tripmoney Fintech Solutions Private Limited	-	230
MakeMyTrip FZ-LLC	42	81
Empresea Digital Peruana S.A.C	40	103
Luxury Tours (Malaysia) Sdn. Bhd.	36	32
Ibibo Group Sdn Bhd	13	32
Ibibo Group Pte. Limited	17	25
Total	167,101	155,523

B)	Transactions with Entity providing Key Management Personnel Services:

	For the year ended M arch 31
Transactions	2020	2021
Key management personnel services	4	4
Consultancy services	28	13

C)	Transactions with key management personnel:

	For the year ended March 31
Particulars	2020	2021
Legal and professional	77	38
Total	77	38

	As at March 31
Balance Outstanding	2020	2021
Trade payables	48	34

MakeMyTrip Limited

Year ended March 31, 2021

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

24)	RELATED PARTIES – (Continued)

D)Transactions with equity - accounted associate:

a) HolidayIQ Pte. Ltd and its subsidiaries

During the year ended March 31, 2020, the Company has sold its entire stake in HolidayIQ Pte. Ltd. for total consideration of USD 700.

b)PasageBus SpA

In May 2019, the Company has acquired approximately 20.53% equity stake in PasageBus Spa, by exercising its right which was acquired as a part of business combination by one of its subsidiary Company.

E) Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances is secured.

25)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets*
	As at March 31
Particulars	2020	2021
Mauritius	754,482	814,866
Total	754,482	814,866

* Non-current assets presented above represent intangible assets, investment in subsidiaries and associates and (excluding financial assets).